Exhibit 1.02

Conflict Minerals Report

This Conflict Minerals Report has been filed as an Exhibit to the Form SD filed by Big 5 Sporting Goods Corporation (the “Company” or “Big 5”) with respect to 2013. The date of filing of this Conflict Minerals Report is June 2, 2014.

This Conflict Minerals Report has been filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD thereunder (collectively, the “Conflict Minerals Rule”), and contemplates products that may contain columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten (without regard to the location of origin, collectively, “3TG” or “Conflict Minerals”).

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. Some forward-looking statements are identifiable by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that the necessary Conflict Minerals included in its products benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all, (2) external and internal resource constraints, (3) whether smelters and refiners (“SORs”) and other market participants responsibly source Conflict Minerals, and (4) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Due Diligence Program Design

The Company designed its due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, Second Edition 2013 (the “OECD Guidance”).

The five steps of the OECD Guidance are as follows:

1.	Establish strong company management systems.

2.	Identify and assess risk in the supply chain.

3.	Design and implement a strategy to respond to identified risks.

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

5.	Report on supply chain due diligence.

Due Diligence Program Execution

In furtherance of its Conflict Minerals Rule due diligence, the Company performed the following due diligence measures with respect to 2013. These were not all of the measures that the Company took with respect to 2013 in furtherance of its Conflict Minerals Policy (as defined below) and its Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

OECD Guidance Step 1: Establish strong company management systems.

1.

The Company adopted a policy for the supply chain of Conflict Minerals (the “Conflict Minerals Policy”). The policy was communicated internally to appropriate personnel in writing. The policy was also communicated in writing to all suppliers and was added to the Company’s vendor manual. In addition, the Conflict Minerals Policy was posted on the Company’s website. The Conflict Minerals Policy is summarized in the Form SD to which this Conflict Minerals Report is an exhibit.

2.

The Company established an internal inter-departmental management team to address Conflict Minerals compliance, which consisted of representatives from the Accounting, Buying, Legal and Product Safety departments. The Product Safety department has been assigned to manage the process and has a direct reporting line to senior management. The Company also retained subject matter experts to advise it in connection with its compliance with the Conflict Minerals Rule.

3.

Appropriate internal personnel were educated on the Conflict Minerals Rule, the OECD Guidance and the Company’s compliance plan and procedures, including reviewing and validating supplier responses to inquiries.

4.

The Company developed a questionnaire based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) to identify SORs in its supply chain. In addition, respondents were given the option to submit a completed EICC/GeSI Conflict Minerals Reporting Template.

5.

The Company adopted a policy to maintain documentation relating to its Conflict Minerals compliance program for a minimum of five years. The Company maintains business records on a computerized database relating to its Conflict Minerals due diligence with respect to 2013. Such records include due diligence processes, findings and resulting decisions.

6.	The Company furnished all suppliers with an introductory written communication relating to the Conflict Minerals Rule and its compliance obligations thereunder.

7.

The Company established a grievance mechanism, in the form of a link to an email address on the Company’s website, that allows third parties to voice concerns relative to the Company’s Conflict Minerals Policy.

OECD Guidance Step 2: Identify and assess risk in the supply chain.

1.

For 2013, the Company sent its in-scope suppliers (the “Suppliers”) by email an initial questionnaire to determine whether any of their potentially in-scope products contained 3TG. Once this determination was made, the Company then followed up with the remaining Suppliers by email to determine the source of 3TG and to identify relevant SORs in the Company’s supply chain. The Company also permitted Suppliers to provide a response by submitting a completed EICC/GeSI Conflict Minerals Reporting Template. The Company followed up by e-mail or phone with all Suppliers that did not respond to the request within the specified time frame. For failed responses after the primary follow up, the request was escalated to the relevant buyers and merchandise managers for follow-up with the Suppliers.

2.

The Company reviewed the responses received from Suppliers. The Company followed up by email or phone with all Suppliers that submitted an incomplete response or a response that it determined contained errors or inaccuracies, or where it otherwise determined the written response to not be suitable by the Company, in each case requesting the Supplier to submit a revised response.

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OECD Guidance Step 3: Design and implement a strategy to respond to identified risks.

1.

The Company’s inter-departmental team reported its Conflict Minerals compliance findings and results of due diligence to senior management. These findings included Supplier responses and non-responses.

2.	The Company adopted a risk mitigation plan in the form of a procedures manual that included evaluation of non-responsive and non-conforming suppliers.

3.	The Company evaluated its risks with each Supplier on a case-by-case basis to determine the appropriate business measures to be taken.

4.

To further mitigate the risk that the necessary Conflict Minerals in its in-scope products benefit armed groups, the Company determined to take the additional steps discussed under “Product Information; Additional Risk Mitigation Efforts.”

OECD Guidance Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

Due to the Company’s downstream position in the supply chain and lack of direct relationships with upstream SORs, in connection with its due diligence, the Company determined to utilize information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of SORs.

OECD Guidance Step 5: Report on supply chain due diligence.

The Company filed a Form SD, which includes this Conflict Minerals Report as an exhibit, with the Securities and Exchange Commission. The Company also made available on its website this Conflict Minerals Report and Form SD.

Product Information; Additional Risk Mitigation Efforts

The Company determined that its in-scope products received in 2013 that contained 3TG represented less than 1.0% of its total products received in 2013. Additionally, due to its downstream position within the supply chain, and as a party that does not manufacture any products and only contracts to manufacture relatively small quantities of products, the Company has minimal ability to exert influence over the selection of mines, smelters or refiners.

For 2013, the Company’s in-scope categories of products were: (1) sportswear pants and winter parkas; (2) casual shoes, running shoes, work boots, hunting boots and baseball cleats; (3) basketball equipment; and (4) camping and backpacking equipment. Not all of the Company’s products in each of these categories were in scope for 2013.

Despite its due diligence efforts, for 2013, the Company was unable to determine the SORs used to process the necessary Conflict Minerals contained in its in-scope products or the Conflict Minerals’ countries of origin. The Company endeavored to determine the mine or location of origin of the Conflict Minerals contained in its in-scope products by requesting that Suppliers provide such information through the completion of a questionnaire and through the expectations contained in the Conflict Minerals Policy. In addition, under the Company’s due diligence procedures, to the extent a SOR is identified, the Company will also review publicly available information in an attempt to determine the mine or location of origin.

Risk Mitigation Efforts After the End of the Period Covered by This Report

The Company intends to take the following additional steps in 2014 to mitigate the risk that the necessary Conflict Minerals in its in-scope products benefit armed groups:

1.	Encourage Suppliers that provided company, division or product category level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers.

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2.	Engage with Suppliers that provided incomplete responses, or that did not provide responses for 2013, to help ensure that they provide requested information for 2014.

3.	Encourage the continuing development and progress of traceability measures at Suppliers.

4.	Continue to encourage and support industry associations to develop and implement due diligence tools and training, including the support of industry initiatives to identify SORs in the supply chain.

5.

Communicate to all suppliers the Company’s sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the expectations and/or requirements of the Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Guidance.

6.

Encourage Suppliers to establish grievance mechanisms related to the Conflict Minerals Rule that allow for workers and others to raise concerns to help ensure effective and transparent communication between suppliers, workers and management.

All of the foregoing steps are in addition to the steps that the Company took with respect to its 2013 inquiry, which the Company intends to continue to take with respect to its 2014 inquiry to the extent applicable.

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